EQUITY INNS, INC.
7700 Wolf River Boulevard
Germantown, Tennessee 38138

October 15, 2004

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attn: Geoffrey M. Ossias

Re:	Equity Inns, Inc.
Post-Effective Amendment No. 3 to Form S-3 Filed October 15, 2004
Registration No. 333-117421

Dear Mr. Ossias:

In connection with the request for acceleration of the above-referenced post-effective amendment to the registration statement on Form S-3, Equity Inns, Inc. hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Equity Inns, Inc.

/s/ J. Mitchell Collins

J. Mitchell Collins
Executive Vice President and Chief Financial Officer